SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on December 22, 2014, drawn up in summary form.

1.            Date, time and venue: On December 22, 2014, starting at 11:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants: Messrs. Victorio Carlos De Marchi e Carlos Alves de Brito, co-presidents, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1. Capital Increase – Stock Option. In view of the exercise, by certain beneficiaries, of some stock options granted in accordance with the Company’s stock option program, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law No. 6,404/76, as amended, a capital increase in the total amount of R$ 7,135,452.85, upon issuance of 1,224,720 new common shares, at the average issuance price of R$5.82619117 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant its holders the same rights and benefits that may be declared from time to time as the currently Company’s outstanding shares. Therefore, the Company’s capital is changed to R$ 57,582,349,230.58, divided into 15,712,619,255 common shares, without pair value.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of November 30, 2014.

4.3. Distribution of interest on own capital. Based on the Company’s extraordinary balance sheet dated November 30, 2014, to approve the distribution of interest on own capital (“IOC”), to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for 2014, of R$ 0.13 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1105 per share of the Company.

4.3.1. The aforementioned payment shall be made as from January 14, 2015, (ad referendum of the Annual Shareholders’ Meeting relating to the 2014 fiscal year), considering the shareholding on and including December 30, 2014, with respect to BM&FBovespa, and January 6, 2015, with respect to the New York Stock Exchange, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends as from and including January 2, 2015.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, December 22, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretário

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer